SIGA Technologies

Proposed Recapitalization

February 2021

Introduction

- Esopus (and affiliates) and Hutch (and affiliates) have been supportive SIGA shareholders for over 5 years – we currently beneficially own approximately 7% of the shares outstanding

- SIGA's stock price is down 24% from its closing high of $8.34 on 8/30/2018, compared to the SPDR® S&P® Biotech ETF (ticker: XBI) up 57%

- We believe the current stock price only reflects the value of the current SNS maintenance contract of 1.7 million TPOXX courses and accords no future value for any likely additional supply contracts. We think this price disparity represents a real opportunity for the Company

- We believe a recapitalization via a $150 million modified Dutch tender is necessary to fortify the shareholder base and create value for all shareholders

Recapitalization Proposal

- We suggest a $150 million modified Dutch tender at a price range of [$6.50] – [$7.25] per share
- Sources of Capital:
  - $50 million of cash from balance sheet
  - $100 million newly issued preferred equity
- Benefits of preferred equity:
  - Non-dilutive
  - Strong demand for yield in current investment environment
  - Does not stress the balance sheet or increase solvency risk
  - Prospective investors need only to underwrite the 19C BARDA Contract, allowing for attractive cost of capital
- Benefits for existing equity:
  - Provides significant liquidity for shareholders wishing to exit
  - Retirement of up to [23.1] million shares, depending on tender price and participation, at an attractive price
  - Fortifies shareholder base with remaining shareholders consisting of those who see a greater future for TPOXX than simply a maintenance of a 1.7 million course U.S. stockpile

Other Considerations

- Since 3/13/2020 (the date the Oaktree loan was repaid), 55.7 million shares have traded at a Volume-Weighted-Average-Price of $6.45 per share
  - SIGA has only repurchased 3.7 million shares of stock over this time period, as of 9/30/2020, and public information suggests approximately 1 million shares were purchased in 4Q20, with slowing repurchases in 1Q21 despite the lower stock price

- With a cash-heavy balance sheet and significant free cash flow expected from the 19C BARDA Contract, we believe the Company has a unique opportunity to provide liquidity to those wishing to sell and to create significant intrinsic value for those who choose not to tender their shares

- There are strong precedents for value creation in analog transactions